Exhibit 12

The Williams Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

Three months ended
March 31, 2013
(Millions)
Earnings:
Income from continuing operations before income taxes and noncontrolling interests	$327
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(3)

Income from continuing operations before income taxes, equity earnings, and noncontrolling interests	324

Add:
Fixed charges:
Interest incurred, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	161
Rental expense representative of interest factor	3

Total fixed charges	164

Distributed income of equity method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	27

Less:
Interest capitalized	(24)

Total earnings as adjusted	$491

Fixed charges	$164

Ratio of earnings to fixed charges	2.99

(a)

Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statement of Income.